AK 3/13/02

02018827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52907

3-22-02

~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 5 2002 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Canon Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19700 Fairchild Road, Suite 150
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ath K. Okun 949-724-0779
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY
108

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ath K. Okun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canon Securities, LLC, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1180149
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2002

Signature

President
Title

Dave Banerjee
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or~~ Partners' ~~or Sole Proprietor's~~ Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Canon Securities, LLC
Irvine, California

I have audited the accompanying statement of financial condition of Canon Securities, LLC as of December 31, 2001 and related statements of income (loss), cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Canon Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Canon Securities, LLC as of December 31, 2001 and the results of its operations, cash flows, members' equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner
George Brenner, CPA

Los Angeles, California
February 2, 2002

CANON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash	$38,586
Government securities	10,456
Equipment net of accumulated depreciation of $2,332	30,319
Rent deposit	16,232
Miscellaneous assets	421
Total assets	$96,014

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$21,551
Total liabilities	
Member' equity	74,463
Total shareholder's equity	
Total liabilities and members' equity	$96,014

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Private placement fees	$266,775
Interest	384
Management fee	1,380
Miscellaneous	496
	269,035
Operating Expenses - Page 9	286,830
(Loss) Before Income Tax	(17,795)
Franchise Tax Provision	800
Net (Loss)	$(18,595)

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Contributed	Retained Earnings (Deficit)	Total Members' Equity
Balance, January 1, 2001	$ 10,650	$(1,554)	$ 9,096
Net (Loss)		(18,595)	(18,595)
Capital Contributed	111,600		111,600
Capital Returned	(27,638)		(27,638)
Balance, December 31, 2001	$ 94,612	$(20,149)	$ 74,463

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Operating Activities	
Net loss from operations	$(18,595)
Depreciation	2,332
Total	(16,263)
Changes in operating assets and liabilities	
Government securities	(10,456)
Miscellaneous asset	(421)
Accounts payable	21,551
Net cash required by operations	(5,589)
Cash Flow From Investing Activities	
Equipment purchased	(32,651)
Rent deposit	(16,232
	(48,883)
Cash Flow From Financing Activities	
Net capital contributed	83,962
Increase In Cash	29,490
Cash: Beginning of the Year	9,096
Cash: End of the Year	$ 38,586
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 800

The accompanying notes are an integral part of these financial statements

CANON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - GENERAL AND ORGANIZATION

Canon Securities, LLC (the Company) is a limited liability company incorporated in California on August 25, 2000 to provide security brokerage and related service as set forth by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD). The company in connection with its activities as a broker-dealer, holds no funds or securities for customers and accordingly is exempt from Rule 15c3-3 under subparagraph (k)(2)(ii). The Company was granted registration with the NASD on January 24, 2001. Its principal and only office is in Irvine, California. The Company's income is from commissions of private placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
The accompanying financial statements have been prepared using the accrual method of accounting.

Depreciation
Equipment has been depreciated over the estimated useful lives of the respective assets.

Income Taxes
The Company is a Limited Liability Company (LLC). As such, it is taxed as a partnership whereby income or loss and related items are passed through directly to the partners.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CANON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. See Page 10 for the calculation of net capital.

NOTE 5 - REVENUE

The Company derived its private placement fees principally from one issuer.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Canon Securities, LLC
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 2, 2002

CANON SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Advertising	$ 4,374
Bank charges	341
Commissions	69,808
Computer supplies	375
Consulting fee	41,675
Depreciation	2,332
Dues/subscriptions	603
Entertainment	1,000
Insurance	1,610
Internet service	1,270
Legal/accounting	3,500
Market data services	1,000
NASD fees/assessments	7,157
Office supplies/expense	22,465
Outside services	52,426
Parking	75
Printing	7,185
Postage/delivery	2,291
Professional fees	8,055
Registrations/licenses	861
Rent	44,319
Repairs/maintenance	2,327
Seminars/conferences	6,516
Taxes/licenses	100
Telephone	4,569
Training/education	596
Total Operating Expenses	$286,830

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition			$ 74,463
Less: Non allowable assets -	Equipment	$30,319	
	Rent deposit	16,232	
	Misc. asset	100	
			(46,651)
Haircuts - Exempt securities			(456)
NET CAPITAL			$ 27,356
COMPUTATION OF NET CAPITAL REQUIREMENTS			
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness			$ 1,436
Minimum dollar net capital required			$ 5,000
Net Capital required (greater of above amounts)			$ 5,000
EXCESS CAPITAL			$ 22,356
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)			$ 25,201
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities			$ 21,551
Percentage of aggregate indebtedness to net capital			92%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)			NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

The accompanying notes are an integral part of these financial statements.

<u>PART II</u>

CANON SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canon Securities, LLC
Irvine, California

In planning and performing my audit of the financial statements of Canon Securities, LLC (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 2, 2002